                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                                  GenCorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 5, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 368682100                   13D                    Page 2 of 9 pages
---------------------                                      ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,680,400
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,680,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,680,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 368682100                   13D                    Page 3 of 9 pages
---------------------                                      ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,680,400
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,680,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,680,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 368682100                   13D                    Page 4 of 9 pages
---------------------                                      ---------------------

            The following constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.          Security and Issuer.
                 -------------------

                 This  statement  relates  to shares of common  stock,  $.10 par value per share (the "Shares"),  of GenCorp Inc. (the  "Issuer").  The principal executive  offices  of the Issuer are  located at Highway 50 and  Aerojet  Road,
Rancho Cordova, California 95670.

Item 2.          Identity and Background.
                 -----------------------

                 (a) This  Statement  is filed by Steel  Partners  II,  L.P.,  a
Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein.

                 Steel Partners,  L.L.C., a Delaware limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 Each of the foregoing  are referred to as a "Reporting  Person"
and  collectively  as the  "Reporting  Persons." By virtue of his position  with
Steel  Partners  II, Mr.  Lichtenstein  has the power to vote and dispose of the
Issuer's Shares owned by Steel Partners II.  Accordingly,  the Reporting Persons
are hereby filing a joint Schedule 13D.

                 (b) The principal  business address of each Reporting Person is
150 East 52nd Street, 21st Floor, New York, New York 10022.

                 (c) The principal business of Steel Partners II is investing in the  securities  of  small  cap  companies.  The  principal  occupation  of  Mr.
Lichtenstein is investing in the securities of small cap companies.

                 (d) No Reporting  Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                 (e) No Reporting  Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr.  Lichtenstein  is a  citizen  of the  United  States of
America.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase price of the 2,680,400  Shares owned by
Steel  Partners II is  $21,691,419.  The Shares owned by Steel  Partners II were acquired with partnership funds.

---------------------                                      ---------------------
CUSIP No. 368682100                   13D                    Page 5 of 9 pages
---------------------                                      ---------------------

Item 4.          Purpose of Transaction.
                 ----------------------

                 The  Reporting  Persons  purchased  the  Shares  based  on  the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons,  and the availability of Shares at prices that would make the purchase of additional Shares  desirable,  the Reporting Persons may endeavor to increase their position in the Issuer through,  among other things, the purchase of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion of any of the actions  discussed  above.  Each of the Reporting
Persons intends to review its investment in the Issuer on a continuing basis and engage in discussions  with  management and the Board of Directors of the Issuer concerning the business, operations,  litigation matters and future plans of the
Issuer. Depending on various factors including, without limitation, the Issuer's financial  position  and  investment  strategy,  the price levels of the Shares,
conditions  in  the  securities   market  and  general   economic  and  industry
conditions,  the  Reporting  Persons  may in the future take such  actions  with respect to their  investment in the Issuer as they deem  appropriate  including,
without  limitation,   communicating  with  other  stockholders,  seeking  Board
representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of their  Shares or to change their  intention  with respect to any and all matters referred to in Item 4.

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon 43,234,894  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 31, 2002.

                 As of the  close  of  business  on  December  10,  2002,  Steel
Partners II beneficially owned 2,680,400 Shares, constituting approximately 6.2%
of the Shares outstanding. Mr. Lichtenstein beneficially owned 2,680,400 Shares, constituting approximately 6.2% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive  power with respect to the 2,680,400 Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

                 (b) By virtue of his  positions  with  Steel  Partners  II, Mr.
Lichtenstein  has the sole power to vote and  dispose of the Shares  reported in this Schedule 13D.

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Shares  during  the  past  sixty  days  by the  Reporting  Persons.  All of such transactions were effected in the open market.

---------------------                                      ---------------------
CUSIP No. 368682100                   13D                    Page 6 of 9 pages
---------------------                                      ---------------------

                 (d) No person other than the Reporting Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from, or proceeds from the sale of, the Shares.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With
                 Respect to Securities of the Issuer.
                 -------------------------------------------------------------

                 Other  than  as  described  herein,  there  are  no  contracts, arrangements  or  understandings  among the  Reporting  Persons,  or between the
Reporting  Persons and any other Person,  with respect to the  securities of the
Issuer.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------

                 (a) Joint Filing  Agreement by and between  Steel  Partners II,
                     L.P. and Warren G. Lichtenstein, dated December 11, 2002.

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CUSIP No. 368682100                   13D                    Page 7 of 9 pages
---------------------                                      ---------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2002               STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           ----------------------------------
                                           Warren G. Lichtenstein
                                           Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------
                                       WARREN G. LICHTENSTEIN

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CUSIP No. 368682100                   13D                    Page 8 of 9 pages
---------------------                                      ---------------------

                             JOINT FILING AGREEMENT

            In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  December 11 , 2002
(including  amendments thereto) with respect to the Common Stock of GenCorp Inc.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 11, 2002               STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           ----------------------------------
                                           Warren G. Lichtenstein
                                           Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------
                                       WARREN G. LICHTENSTEIN

---------------------                                      ---------------------
CUSIP No. 368682100                   13D                    Page 9 of 9 pages
---------------------                                      ---------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock               Price Per                       Date of
    Purchased                        Share($)                       Purchase
    ---------                        --------                       --------

                             Steel Partners II, L.P.
                             -----------------------

     15,700                           7.50100                       10/14/02
      5,500                           7.63020                       10/15/02
     23,500                           7.37390                       10/16/02
     43,500                           7.41270                       10/17/02
     19,500                           7.48630                       10/21/02
      5,000                           7.75440                       10/22/02
     10,800                           7.86820                       10/23/02
     39,700                           8.03190                       10/24/02
     37,300                           7.67410                       10/25/02
     31,000                           7.70900                       10/28/02
      5,600                           7.63980                       10/29/02
     47,300                           7.95430                       10/30/02
     10,500                           8.12200                       10/31/02
     12,300                           7.50000                       11/07/02
     30,000                          11.01675                       11/15/02
    597,000                           7.06980                       12/05/02
     53,400                           6.97610                       12/06/02

                             Warren G. Lichtenstein
                             ----------------------
                                      None